April 8, 2016	News Release 16–07

SILVER STANDARD MAILS AND FILES MEETING MATERIALS FOR
UPCOMING ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (TSX: SSO; NASDAQ: SSRI) announces the SEDAR filing and mailing of the materials for the Annual and Special Meeting of Shareholders (the “Meeting”) at which the previously announced Plan of Arrangement (the “Arrangement”) with Claude Resources Inc. (“Claude Resources”) will be an item of business.

The Arrangement
Pursuant to the Arrangement it is proposed that Silver Standard will acquire each outstanding Claude Resources common share for 0.185 of a common share in the capital of Silver Standard (the “Consideration Shares”) and a nominal cash payment of C$0.001 per share. As announced in the joint press release issued by Silver Standard and Claude Resources on March 7, 2016, this transaction has been unanimously approved by Silver Standard’s board of directors (the “Board”) and the Board has recommended that Silver Standard’s shareholders approve the issuance of the Consideration Shares.

The Meeting
Silver Standard shareholders as of the record date of March 28, 2016 have the right to vote by proxy or in person at the Annual and Special Meeting of Shareholders to be held May 18, 2016 at 10:00 a.m. Pacific Time at Hyatt Regency Vancouver, 655 Burrard Street, English Bay Room, Perspectives Level (34th Floor), Vancouver, British Columbia.

Investors are also invited to join the meeting through a webcast, which can be accessed on our website at ir.silverstandard.com.

Benefits of the Arrangement
The Arrangement is expected to provide Silver Standard shareholders with the following benefits, amongst others:

▪	Immediate production and positive free cash flow from a high-margin underground mining operation;

▪	An operating presence in Canada, providing further geopolitical diversification as well as opportunity for income tax and general and administrative synergies;

▪	The addition of underground mining capabilities to our core operating strengths;

▪	Strong Mineral Resources to Mineral Reserves conversion opportunity;

▪	Discovery potential with a large, underexplored land package underpinned by active drill programs; and

▪	Enhancement of corporate credit quality and further strengthening of our balance sheet, positioning Silver Standard for future transaction opportunities.

Silver Standard shareholders will be receiving a notice containing instructions on how to access the Meeting materials, the financial statements, the management’s discussion and analysis for the year ended December 31, 2015, as well as a proxy form or voting instruction form. The Meeting materials include a management information circular that contains, among other things, details concerning the Arrangement, the reasons for and benefits of the Arrangement, the risks associated with the Arrangement, the requirements for the Arrangement to become effective, the procedure for voting at the Meeting, and other related matters. Shareholders are urged to carefully review the management information circular and accompanying materials as they contain important information regarding the Arrangement. Assuming a successful shareholder vote and satisfaction of the other conditions required for the Arrangement, including approval of the Arrangement by Claude Resources’ shareholders, closing is expected to occur on or about May 31, 2016.
The Board of Silver Standard UNANIMOUSLY recommends that shareholders vote
FOR the issuance of the Consideration Shares.
Your vote is important regardless of how many Silver Standard Shares you own. Silver Standard encourages shareholders to read the Meeting materials in detail.

Shareholder Questions
Silver Standard has engaged Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent in connection with the Meeting and asks all shareholders to contact Laurel Hill with any questions or for assistance with voting. Laurel Hill can be reached by email at assistance@laurelhill.com or by telephone at toll-free in U.S. and Canada +1 (877) 452-7184 and collect +1 (416) 304-0211.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward‐looking statements or information relate to, among other things: anticipated benefits of the Arrangement; the timing and receipt of required approvals for the Arrangement; anticipated timing and closing of the Arrangement; anticipated benefits of the Arrangement to Silver Standard, Claude Resources and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the ability of Silver Standard and Claude Resources to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the management information circulars of each company regarding the Arrangement; the closing of the Arrangement; future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of the combined company’s projects; the sufficiency of the combined company’s working capital, anticipated operating cash flow or the combined company’s ability to raise necessary funds; estimated production rates for silver, gold and other metals; timing of production and the cash costs and total costs of production at the Pirquitas mine, the Marigold mine and the Seabee Gold Operation; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the combined company’s mining projects, including future sales of metals, concentrate or other products; and the combined company’s plans and expectations for its properties and operations.

In respect of the forward‐looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circulars; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting material; inability to secure necessary shareholder, court, stock exchange, creditor and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement.

In respect of the forward‐looking statements and information concerning the anticipated benefits of the proposed Arrangement and the future prospects of the combined company, these forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the synergies expected from the Arrangement not being realized; business integration risks; uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Seabee Gold Operation and the parties’ other projects; the combined company’s ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing Silver Standard’s interest in Pretium Resources Inc. (“Pretium”) and its other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits obtained; ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond the parties’ control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment of Silver Standard by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to mineral properties and the ability to obtain surface rights; insurance coverage; civil disobedience in the countries where the parties’ mineral properties are located; operational safety and security risks; actions required to be taken under human rights law; ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from certain directors’ and officers’ involvement with other natural resource companies; information systems security risks; and those other various risks and uncertainties identified under the heading “Risk Factors” in Silver Standard’s most recent Annual Information Form and under the caption "Risk Factors" in Claude Resources’ Annual Information Form, in each case filed with the Canadian securities regulatory authorities, which is available at www.sedar.com.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.